Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Baker Stuart (Last) (First) (Middle) c/o Security Intelligence Technologies, Inc. 145 Huguenot Street (Street) New Rochelle, New York 10801 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 04/17/2002	4. Issuer Name and Ticker or Trading Symbol Security Intelligence Technologies, Inc. (SITG.OB)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___10% Owner _X_ Officer (give ___ Other (specify title below) below) Comptroller	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
EmployeeStock Option (right to buy)	(1)	04/17/2005	Common Stock	50,000	$.50	D
Explanation of Responses: (1) Options to purchase 25,000 shares of common stock become exercisable on 1/21/03; the remaining options to purchase 25,000 become exercisable on 1/21/04.
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Stuart Baker **Signature of Reporting Person	04/27/2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.